Exhibit 13.20

I f you have trouble viewing this email v i ew it in y:our browser. IB Blockstack May 27, 2019 Voucher Registration is Closing Hey there, some of you have waited almost a year and a half to use your vouchers. I want to follow up and make sure that you're aware that voucher registration closes in 36 hours. If you do not complete this process, you may not be able to get the $0.12 price from the 2017 token offering (the new price in the upcoming offering is $0.30). Please complete the registration process at sale.stackstoken.com, see this link for more info, and let me know if you have any questions (see our FAQ). I appreciate your support as a voucher holder and early community member! Thanks so much, MuneebAii CEO, Blockstack PBC @muneeb Warning about Phishing Attacks Please be advised that Stacks tokens will be sold only upon qualification by the SEC, and the tokens do not currently trade on any exchange. Official announcement of SEC approval and sale will be through stackstoken.com or other ofticial 81ockstack communication channels. Potential investors should be cautious of phishing attacks and false information about our offering from unauthorized parties. Rule 255 Legend This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A We may choose to make an offering to some, but not all , of the people who indicate an interest in investing, and that offering might not be made under Regulation A We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have tiled with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents tiled with the SEC before investing. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price con be received until the offering statement tiled by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given otter the dote of qualification. An indication of interest involves no obligation or commitment of any kind. Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly tiled offering statement and the preliminary offering circular that is part of that offering statement at stockstoken.com. 81ockstack is not registered, licensed or supervised as o broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services. Join us Online Copyright 10 2019 Bl ockstack, All rights reserved. You are receiving this email because you opted in at our website. Muneeb Ali, Blockstack PBC's mailing address is: 101W. 23rd St. #224, New York, NY, 10011, United States